UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2018

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Nova South
Melbourne Victoria 3000 Australia	160 Victoria Street
GPO BOX 86	London SW1E 5LB UK
Melbourne Victoria 3001 Australia	Tel +44 20 7802 4000
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	Fax + 44 20 7802 4111
bhp.com	bhp.com

Group Governance

12 September 2018

To:	Australian Securities Exchange	cc:	New York Stock Exchange

Resignation of Company Secretaries

In accordance with ASX Listing Rule 3.16.1, BHP Billiton Limited advises that Kate Griffiths and Megan Pepper have resigned as Company Secretaries of BHP Billiton Limited, effective 12 September 2018.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 12, 2018	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary